OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

Under the Securities Exchange Act of 1934
(Amendment No.  8)*

Image Entertainment, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
452439201
(CUSIP Number)
Wayne Levin
General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
(310) 449-9200
with a copy to:
Robert Haymer and Steve Camahort
O’Melveny & Myers LLP
1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90067
(310) 553-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	452439201

1	NAMES OF REPORTING PERSONS:
Lions Gate Entertainment Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Columbia, Canada

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	452439201

1	NAMES OF REPORTING PERSONS:
Lions Gate Entertainment Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0183157

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Columbia, Canada

7	SOLE VOTING POWER:

NUMBER OF	-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer
This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed by Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“LGEC” or the “Reporting Person”), to amend the Schedule 13D filed by LGEC on September 13, 2005, as amended by Amendment No. 1 to Schedule 13D, filed by LGEC and Lions Gate Entertainment Inc., a Delaware Corporation (“LGEI”) on September 21, 2005, by Amendment No. 2 to Schedule 13D, filed by LGEC and LGEI on November 1, 2005, Amendment No. 3 to Schedule 13D, filed by LGEC and LGEI on March 16, 2006, Amendment No. 4 to Schedule 13D, filed by LGEC on June 6, 2006, Amendment No. 5 to Schedule 13D, filed by LGEC on August 4, 2006, Amendment No. 6 to Schedule 13D, filed by LGEC on September 7, 2006 and Amendment No. 7 to Schedule 13D, filed by LGEC on September 12, 2006 (together, the “Schedule 13D”), with respect to the common stock, no par value (the “Shares”), of Image Entertainment, Inc., a Delaware corporation (the “Company”).
Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a)	As of the date of this statement, the Reporting Person directly and beneficially owns no Shares.

To the best of the Reporting Person’s knowledge, none of the persons named in Annex I to this Amendment No. 8 is the beneficial owner of any Shares.

(b)	Not applicable.

(c)	Information concerning transactions in the Shares effected by the Reporting Person during the past 60 days is set forth in Exhibit 99.1 filed with this Statement.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than 5% percent of the Company’s outstanding Shares on March 30, 2007. Accordingly, the Reporting Person will no longer be required to file a Schedule 13D.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Information concerning open market transactions in the Shares effected by the Reporting Persons in the last 60 days

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 2, 2007

Lions Gate Entertainment Corp.

By: Name: Title:	/s/ Wayne Levin Wayne Levin Exec. VP & General Counsel

Lions Gate Entertainment Inc.

By: Name: Title:	/s/ Wayne Levin Wayne Levin Secretary & General Counsel

EXHIBIT INDEX

Exhibit 99.1	Information concerning open market transactions in the Shares effected by the Reporting Persons in the last 60 days

ANNEX I

Principal
Name (Citizenship)	Residence / Business Address	Occupation
Mark Amin (United States)	Sobini Films 2700 Colorado Ave., Suite 510B Santa Monica, CA 90404	Chairman, CinemaNow; Chief Executive Officer, Sobini Films

Norman Bacal (Canada)	Heenan Blaikie LLP P.O. Box 185, Suite 2600 200 South Bay Street South Tower, Royal Bank Plaza Toronto, Ontario M5J 2J4	Lawyer, Managing Partner, Heenan Blaikie LLP

Michael Burns (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Vice Chairman

Arthur Evrensel (Canada)	Heenan Blaikie LLP 1055 West Hastings Street, Ste. 2200, Vancouver, British Columbia V6E 2E9	Lawyer, Heenan Blaikie LLP

Jon Feltheimer (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Chief Executive Officer / Co-Chairman of Board of Directors

Morley Koffman (Canada)	Koffman Kalef Business Lawyers, 19th Floor 885 West Georgia Street Vancouver, British Columbia V6C 3H4	Lawyer, Koffman Kalef Business Lawyers

Hardwick Simmons (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Retired

G. Scott Paterson (Canada)	Paterson Partners Inc. 161 Bay St., Ste. 3840 P.O. Box 214 Toronto, Ontario M5J 2S1	Chief Executive Officer, Paterson Partners Inc.

Daryl Simm (Canada)	Omnicom Group, Inc. 437 Madison Avenue, 9th Floor New York, New York 10022	Chief Executive Officer, Omnicom Media Group

Harald Ludwig (Canada)	Macluan Capital Corporation, Ste. 940, 1040 West Georgia Street Vancouver, British Columbia V6E 4H1	President, Macluan Capital Corporation

Brian V. Tobin (Canada)	Fraser Milner Casgrain, LLP Suite 3900 1 First Canadian Place 100 King Street West Toronto, Ontario Canada M5X 1B2	Senior Business Advisor Fraser Milner Casgrain, LLP; President, BVT Associates Inc. 56 Maple Avenue Toronto, Ontario Canada M4W 2T7

James Keegan (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Chief Financial Officer

Principal
Name (Citizenship)	Residence / Business Address	Occupation
Wayne Levin (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Executive VP (Corporate Operations), General Counsel

Steve Beeks (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	President

Laurie May (Canada)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Co-President, Maple Pictures Corp